Exhibit 99.1

September 24, 2013

Vicis Capital Master Fund

445 Park Avenue,

Suite 1043

New York, NY 10022

Attn: Manager

RE: Exercise of Option dated July 3, 2013 by and between Vicis Capital Master Fund and CPI Ballpark Investments Ltd, and subsequently amended on July 31, 2013

Dear Sirs:

Reference is made to that certain Option Agreement (the “Option”), dated July 3, 2013, by and between Vicis Capital Master Fund (“Vicis”) and CPI Ballpark Investments Ltd (“CPI”), which was subsequently amended on July 31, 2013 by letter agreement between Vicis and CPI (“Amended Option”). Capitalized terms not herein defined shall have the meaning as set forth in the Option.

By this Letter Agreement, CPI serves its Exercise Notice on Vicis with respect to the acquisition of, and hereby elects to exercise the Amended Option to acquire 6,959,893 ordinary shares of China Hydroelectric Corporation for the total exercise price of $5,219,919.75 as set forth in the Amended Option. Vicis shall execute and deliver at the Closing all documents, instruments and approvals, including, without limitation, instruments of transfer, necessary to evidence and effectuate the transfer of all Exercised Shares to CPI. As of the date of Closing, each of Vicis and CPI makes the representations and warranties set forth in Article III and Article IV, respectively, of that certain Agreement of Purchase and Sale, dated as of July 3, 2013, by and between CPI and Vicis, with respect to the transactions contemplated by this Letter Agreement, mutatis mutandis. The Parties further agree to forever fully release, discharge and hold harmless each other Party (and each of its respective officers, directors, partners, shareholders, employees, agents and affiliates, solely in their capacities as such), in each case from and against any and all known or unknown, present or future, fixed or contingent claims of any nature whatsoever arising out of actions, events or omissions occurring on or prior to the date of this Letter Agreement and which relate to the transactions set out in the Agreement of Purchase and Sale dated July 3, 2013, the Option, the Amended Option and Warrant (and specifically excluding for the sake of clarity any obligations of the parties arising out of this Letter Agreement).

This Letter Agreement shall be governed exclusively by its terms and by the laws of the State of New York, and may be executed in counterparts.

[Signature page to follow]

Sincerely,

CPI Ballpark Investments Ltd

By:	/s/ Georges A Robert
Name:	Georges A Robert
Title:	Director

Acknowledged and Agreed:

Vicis Capital Master Fund

By: Vicis Capital, LLC

By:	/s/ Shadron L. Stastney
Name:	Shadron L. Stastney
Title:	Member

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